UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2023 and the unaudited consolidated financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the three months ended, March 31, 2023.

The information contained in this report on Form 6-K (this “Report”) is hereby incorporated by reference into the Compan’s registration statement on Form F-3 ASR (File No. 333-271027), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: May 30, 2023	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) entered into in connection with the Greater Tortue/Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to sites such as the floating production, storage and offloading unit and FLNG Gimi. Delays to contracted deliveries to sites could result in incremental costs to both parties to the LOA, delay commissioning works and the unlocking of FLNG Gimi adjusted EBITDA backlog;
•that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MKII”), one of our floating liquefaction natural gas vessel (“FLNG”) designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
•our ability to close the sale of the liquefied natural gas (“LNG”) carrier Gandria on a timely basis or complete the acquisition of LNG carrier Fuji LNG on a timely basis or at all;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the GTA Project) and other contracts to which we are a party;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
•our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
•our expectation that we make up the 2022 production shortfall pursuant to the LTA in 2023. Failure to achieve this will require settlement of the 2022 production shortfall liability as a reduction to our final billing in 2026;
•our ability to recontract the FLNG Hilli once her current contract ends and other competitive factors in the FLNG industry;
•our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and Gimi or to monetize our remaining equity holdings in Avenir LNG Limited (“Avenir”) on a timely basis or at all;
•increases in costs as a result of recent inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance;
•continuing volatility in the global financial markets, including but not limited to commodity prices and interest rates;
•changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;

•claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Floating Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Italy’s SNAM group (“Snam”);
•the ability of NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and our ability to secure financing for such conversions on acceptable terms or at all;
•changes to rules and regulations applicable to LNG carriers, FLNGs or other parts of the LNG supply chain;
•changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
•a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
•global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreak, rising inflation and the ongoing Ukraine and Russia conflict and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels and our ability to obtain financing on acceptable terms or at all;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 31, 2023 (the “2022 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2023 and 2022. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited (“Golar Management”), or to all such entities. References to “Golar Partners” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of Golar Partners and Hygo, which acquisition closed on April 15, 2021. References to “CoolCo” refer to Cool Company Ltd (Euronext Growth/NYSE: CLCO) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2022 Annual Report.

Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through attractive FLNG projects. We offer gas resource holders a proven, quick and low-cost delivering solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and offering allow gas resource holders, developers and customers a low-cost, low-risk and quick-delivering solution for natural gas liquefaction.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2023” of our 2022 Annual Report.

Since March 31, 2023, certain recent and other developments that have occurred are as follows:

Financing

•Unsecured Bonds
In April 2023, we repurchased $15.9 million of the Unsecured Bonds at 100.4% of par for a total consideration of $16.5 million, inclusive of accrued interest.

In May 2023, a vote was passed to amend the terms of the Unsecured Bonds, specifically the definition of permitted distributions and the introduction of a $100 million free liquid assets incurrence test. A one-off fee of 3.75% is payable to bondholders in June 2023

•Share buyback program
In May 2023, our board of directors approved a program to repurchase up to $150.0 million of our common shares. Repurchases may be made from time to time at our discretion in the form of open market or privately negotiated transactions or a combination of these methods, in each case as permitted by securities laws and other legal requirements. The actual amount and timing of share repurchases are subject to capital availability, our determination that share repurchases are in the best interest of our shareholders, and market conditions. We are not obligated to make any common share repurchases under the Share Repurchase Program, which may be discontinued at any time.

•Dividends
On May 30, 2023, we declared dividend of $0.25 per share in respect of the three months ended March 31, 2023 to holders of record on June 12, 2023, which will be paid on or about June 16, 2023.

•Hilli facility
In May 2023, we received credit approved terms from our existing lessor VIE, China State Shipbuilding Corporation entity (“CSSC entity”), to amend the sale and leaseback facility of FLNG Hilli, which will reduce the margin and extend the tenor of the facility. The proposed amendments to the existing sale and leaseback facility is not expected to increase the total financing amount despite the extension of the repayment profile. The closing of the proposed amendment is expected in Q3 2023, subject to internal and external review and approval, and other customary documentation procedures.

•Revolving shareholder loan with Avenir
In May 2023, the shareholder loan agreement was amended to increase the fixed interest rate from 5% to 7%. Concurrently, Avenir drew down $3.5 million from the October 2021 shareholder loan. The shareholder loan is now fully drawn.

•Cancellation of revolving credit facility with CoolCo
In May 2023, we had received notice of cancellation for the undrawn revolving credit facility with CoolCo.

FLNG Business Development

•MKII FLNG
In May 2023, we exercised our option to acquire the donor vessel, Fuji LNG, for conversion to a MKII FLNG. The total purchase price is $77.5 million, of which we paid a reservation fee of $5 million during the three months ended March 31, 2023, a further deposit of $10.5 million is payable during 2023, with the balance due on delivery, which is expected in 2024.

•Sale of the Gandria
In May 2023, we entered into an agreement to sell Gandria for $15.5 million, subject to the satisfaction of customary closing conditions which is expected to be completed in the second half of 2023. We have received a $2.3 million deposit.

•Memorandum of Understanding with Nigeria National Petroleum Corporation (“NNPC”)
In April 2023, we signed a Memorandum of Understanding (“MOU”) with NNPC for joint development of FLNG opportunities in Nigeria. Following the signing of the MOU, both parties have allocated significant resources to initially develop a named gas field for a potential FLNG project. Material technical and commercial progress has been made. The MOU has a 5-year duration, with both parties’ ambition to explore potential for multiple FLNG projects to be deployed on proven stranded and associated gas fields in Nigeria.

•Hilli LTA Amendment 4
In April 2023, an amendment to the LTA with Perenco Cameroon S.A. and Société Nationale des Hydrocarbures (together, the “Customer”) was executed, effectively increasing 2023 contract year capacity by 0.04 million tons by permitting for 2022 contract year underutilization to be offset from overproduction in contract year 2023 (“LTA Amendment 4”).

Operating and Financial Review

See note 4 “Segment Information” of the unaudited consolidated financial statements included herein for additional information on our segments.

Reconciliations of consolidated net (loss)/income to Adjusted EBITDA for the three months ended March 31, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Net (loss)/income	(92,569)	410,014
Income taxes	252	360
(Loss)/income before income taxes	(92,317)	410,374
Depreciation and amortization	12,577	13,725
Unrealized loss/(gain) on oil and gas derivative instruments	115,011	(168,059)
Realized and unrealized losses/(gains) on investment in listed equity securities	62,308	(344,049)
Other non-operating income, net	(11,128)	(6,136)
Interest income	(11,482)	(33)
Interest expense	362	6,156
Losses/(gains) on derivative instruments	9,376	(31,536)
Other financial items, net	911	(614)
Net (income)/losses from equity method investments	(1,281)	1,056
Net (income)/loss from discontinued operations	(189)	208,773
Adjusted EBITDA (1)	84,148	89,657
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net (loss)/income before net (income)/loss from discontinued operations, net (income)/loss from equity method investments, income taxes, other financial items net, losses/(gains) on derivative instruments, interest expense, interest income, other non-operating income, net, realized and unrealized losses/(gains) on investment in listed equity securities, unrealized loss/(gain) on oil and gas derivative instruments and depreciation and amortization. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net (loss)/income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

The following details our consolidated results for the three months ended March 31, 2023 and 2022:

Depreciation and amortization: Depreciation and amortization decreased by $1.1 million for the three months ended March 31, 2023 compared to the same period in 2022. This is primarily due to a decrease in the depreciation charge in Golar Arctic as a result of a $76.2 million impairment charge in May 2022 following the entry into agreements with Snam for the future sale of the Golar Arctic following her conversion into a FSRU (“Arctic SPA”), subject to receipt of notice to proceed.

Unrealized (loss)/gain on oil and gas derivative instruments:

	Three months ended March 31
(in thousands of $)	2023	2022
Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument	(73,812)	24,140
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument	(40,609)	169,635
Unrealized MTM adjustment on commodity swap derivatives	(590)	(25,716)
Unrealized (loss)/gain on oil and gas derivative instruments	(115,011)	168,059

•Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument: In July 2022, the Customer exercised the option to increase the annual capacity utilization of FLNG Hilli by 0.2 million tons (“mtpa”) for the period from January 2023 to the end of the term of the LTA in July 2026, which together with the 0.2 mtpa annual capacity increase for the 2022 contract year (both pursuant to the third amendment to the LTA (“LTA Amendment 3”) entered into in July 2021), brought total annual base capacity to 1.4 mtpa from January 2022 to the end of the LTA in July 2026. This reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa of LNG incremental capacity to the end of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The decrease of $97.9 million for the three months ended March 31, 2023 compared to the same period in 2022 was primarily driven by the volatility in the future TTF linked gas price curves over the LTA’s remaining term.

•Unrealized (loss)/gain on the oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor to the end of the LTA. The decrease of $210.2 million for the three months ended March 31, 2023 compared to the same period in 2022 was largely driven by the volatility in the future Brent linked crude oil price curves over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the TTF linked earnings (100% of which attributable to us). The decrease of $25.1 million unrealized MTM loss for the three months ended March 31, 2023 compared to the same period in 2022 was due to the additional commodity swaps entered in the first quarter of 2023 to reduce our exposure and volatility in the future TTF linked gas price curves.

Realized and unrealized (losses)/gains on our investment in listed equity securities: This reflects the MTM movements related to changes in the fair value of the Class A NFE common shares (“NFE Shares”). During the three months ended March 31, 2023, we sold 1.2 million of our NFE Shares at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million and used our remaining 4.1 million NFE shares as part of the consideration for the reacquisition of NFE’s 1,230 common units in Golar Hilli LLC (“Hilli LLC”) which resulted in realized MTM losses of $62.3 million for the three months ended March 31, 2023. For the three months ended March 31, 2022, we recognized $344.0 million unrealized MTM gains due to a significant increase in the NFE share price to $42.61/share at March 31, 2022 compared to $24.14/share at December 31, 2021.

Other non-operating income, net:

	Three months ended March 31
(in thousands of $)	2023	2022
Dividend income from our investment in listed equity securities	11,128	1,863
UK tax lease contingent liability	—	4,273
Other non-operating income, net	11,128	6,136

•Dividend income from our investment in listed equity securities: This reflects the dividend income received in relation to our NFE Shares. The increase of $9.2 million dividend income is mainly as a result of higher dividend per share of $3.00 on 5.3 million NFE shares for the three months ended March 31, 2023 compared to $0.10 per share on 18.6 million NFE shares for the same period in 2022.

•U.K. tax lease liability: For the three months ended March 31, 2022, we accrued $4.3 million liability in relation to the on-going UK tax lease liability. There was no comparable liability recognized for the same period in 2023. In April 2022, we settled our liability to the UK tax authority in full for $66.4 million.

Interest income: The increase in interest income of $11.5 million for the three months ended March 31, 2023 compared to the same period in 2022 was primarily due to $767.2 million of short-term money market deposits entered into as at March 31, 2023, compared to $nil as at March 31, 2022.

Interest expense: The decrease in net interest expense of $5.8 million for the three months ended March 31, 2023 compared to the same period in 2022 was primarily due to:

•$2.6 million decrease in interest expense, including amortization of deferred charges which was driven by the $145.2 million repurchase of our Unsecured Bonds in March 2023 and December 2022;
•$2.0 million increase in capitalized interest expense on our borrowing cost in relation to our qualifying investment in our asset under development, the Gimi; and
•$1.9 million decrease in interest expense was driven by the redemption of our convertible senior unsecured notes in February 2022 and the repayments of our $200.0 million revolving credit facility in November 2022.

This was partially offset by:
•$0.5 million increase in interest expense due to a higher London Interbank Offered Rate (“LIBOR”) on the debt facility of our consolidated lessor variable interest entity (“VIE”).

(Losses)/gains on derivative instruments, net:

	Three months ended March 31
(in thousands of $)	2023	2022
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(11,121)	32,600
Net interest income/(expense) on undesignated IRS derivatives	1,745	(1,064)
(Losses)/gains on derivative instruments, net	(9,376)	31,536

•Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of March 31, 2023 and 2022, we have an IRS portfolio with a notional amount of $740.0 million and $537.5 million, respectively, none of which are designated as hedges for accounting purposes. The decrease of $43.7 million was driven by the decrease in the long-term swap rates, partially offset by the increase in the notional values of our swap portfolio and fair value adjustments reflecting our creditworthiness and that of our counterparties.

•Net interest expense on undesignated IRS derivatives: This reflects the net interest income/(expense) in relation to our IRS derivatives. The increase in net interest income on undesignated IRS derivatives of $2.8 million for the three months ended March 31, 2023 compared to the same period in 2022 were largely driven by the movements in the LIBOR.

Other financial items, net:

	Three months ended March 31
(in thousands of $)	2023	2022
Foreign exchange (loss)/gain on operations	(1,192)	407
Financing arrangement fees and other related costs	(187)	(264)
Amortization of debt guarantees	581	534
Others	(113)	(63)
Other financials items, net	(911)	614

•Foreign exchange (loss)/gain on operations: The increase of $1.6 million loss for the three months ended March 31, 2023 compared to the same period in 2022 was mainly driven by the unfavorable foreign exchange movements of the Norwegian Krone against the U.S. Dollar.

Net income/(losses) from equity method investments: This represents our share of earnings from our equity accounted investments in Egyptian Company for Gas Services S.A.E., Avenir, Aqualung Carbon Capture AS and CoolCo. The increase in net income from equity method investments of $2.4 million for the three months ended March 31, 2023 compared to the same period in 2022 was mainly due to our share in the net earnings of CoolCo of $1.5 million for the three months ended March 31, 2023 compared to the net losses of $0.1 million for the same period in 2022 and an $0.8 million gain on disposal of our 4.5 million CoolCo shares for the three months ended March 31, 2023.

Net income/(loss) from discontinued operations: This relates to the disposals of CoolCo (the “CoolCo Disposal”) and our subsidiary that owned Golar Tundra (the “TundraCo Disposal”) which are discussed in more detail in note 11 “Assets and liabilities held for sale and discontinued operations” of the unaudited consolidated financial statements included elsewhere herein:

	Three months ended March 31
(in thousands of $)	2023	2022
The CoolCo Disposal
Income/(loss) from discontinued operations	189	(201,563)
Loss on disposal	—	(7,610)
Net income/(loss) from discontinued operations	189	(209,173)

Income/(loss) from discontinued operations: The decrease in the net loss from discontinued operations by $209.4 million for the three months ended March 31, 2023 compared to the same period in 2022 was mainly due to the completion of the disposals to CoolCo by June 2022. The net income from discontinued operations for the three months ended March 31, 2023 relates to our vessel operations business in Malaysia which is expected to be sold to CoolCo in the first half of 2023.

	Three months ended March 31
(in thousands of $)	2023	2022
The TundraCo Disposal
Income from discontinued operations	—	400
Net income from discontinued operations	—	400

Income from discontinued operations: The net income from discontinued operations decreased by $0.4 million following completion of the TundraCo Disposal in May 2022.

FLNG segment

This relates to activities of the FLNG Hilli and our other FLNG projects.

	Three months ended March 31
(in thousands of $)	2023	2022

Total operating revenues	56,221	62,894
Realized gain on oil and gas derivative instrument	57,452	42,631
Vessel operating expenses	(15,643)	(14,181)
Voyage, charter-hire and commission expenses	(150)	(150)
Administrative expenses	(50)	(42)
Project development expenses	(272)	(1,540)
Other operating income	—	3,940
Adjusted EBITDA	97,558	93,552

Other Financial Data:
Liquefaction services revenue	56,221	62,894
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, accrued overproduction (1) revenue and other	(3,969)	(10,519)
Realized gain on oil and gas derivative instruments, net	57,452	42,631
FLNG tariff, net [2]	109,704	95,006
(1) Accrued overproduction revenue in note 5 Revenue to the unaudited consolidated financial statements included herein, is revenue accrued for any production in excess of the FLNG Hilli’s annual contracted base capacity pursuant to LTA Amendment 2 (as defined herein).

(2) FLNG tariff, net is a non-U.S. GAAP financial measure and is calculated by taking the liquefaction services revenue adjusted for the amortization of deferred commissioning period revenue and Day 1 gains on deferred revenues, the unwinding of liquidated damages, accrued underutilization, accrued overproduction revenue and the realized gains on oil and gas derivative instruments. FLNG tariff, net reflects the cash earnings of FLNG Hilli in a given period which consists of the base tolling fees, oil linked fees, gas linked fees, billed overproduction revenue and underutilization adjustment invoiced to the customer. FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other operational FLNGs. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Total operating revenues:

	Three months ended March 31
(in thousands of $)	2023	2022
Base tolling fee	51,125	51,125
Amortization of deferred commissioning period revenue	1,016	1,016
Amortization of Day 1 gains	3,092	9,468
Overproduction	—	174
Incremental base tolling fee	1,250	1,250
Other	(262)	(139)
Total operating revenues	56,221	62,894

•Amortization of Day 1 gains: This relates to the amortization of the FLNG Hilli’s deferred Day 1 gains on the oil and gas derivative instruments. In July 2021, we entered into LTA Amendment 3 whereby the contracted capacity of Hilli increased by 0.2 mtpa of LNG to 1.4 mtpa of contracted capacity for contract year 2022. This resulted in the recognition of the TTF linked Day 1 gain of $28.3 million, amortized over one year given the Customer had not exercised the option to maintain the increased annual contracted volume of 1.4 mtpa from January 2023 until July 2026 (the “2023+ expansion capacity”). In July 2022, the Customer exercised the 2023+ expansion capacity resulting in the extension to the initial amortization profile of the TTF linked Day 1 gain until July 2026.

Realized gain on oil and gas derivative instrument:

	Three months ended March 31
(in thousands of $)	2023	2022
Realized gain on FLNG Hilli’s oil derivative instrument	19,779	17,472
Realized gain on FLNG Hilli’s gas derivative instrument	18,352	26,255
Realized MTM adjustment on commodity swap derivatives	19,321	(1,096)
Realized gain on oil and gas derivative instruments	57,452	42,631

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The increase of $2.3 million for the three months ended March 31, 2023 compared to the same period in 2022 was driven by an increased three-month look-back average oil price of $85.34/barrel for the three months ended March 31, 2023 as compared to $82.38/barrel for the three months ended March 31, 2022.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The decrease of $7.9 million for the three months ended March 31, 2023 compared to the same period in 2022 was driven by a decreased in one-month look-back average TTF price of €77.41 for the three months ended March 31, 2023 as compared to €92.98 for the three months ended March 31, 2022 and weakening of the U.S. Dollar in the first quarter of 2023.

•Realized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the LTA Amendment 2 (100% of which were attributable to Golar). The increase of $20.4 million for the three months ended March 31, 2023 compared to the same period in 2022 was driven by the movements in TTF prices.

FLNG Tariff, net: The increase in FLNG Tariff, net of $14.8 million for the three months ended March 31, 2023 compared to the same period in 2022 is mainly due to an increase in the realized adjustment on oil and gas derivatives.

Vessel operating expenses: The increase in vessel operating expenses of $1.4 million for three months ended March 31, 2023 compared to the same period in 2022 was primarily due to an increase in repair and spares costs for three months ended March 31, 2023.

Project development expenses: This comprised non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in the early exploratory stages. The decrease in project development expenses of $1.2 million for three months ended March 31, 2023 compared to the same period in 2022 was driven by capitalization of cost incurred in relation to MKII FLNG conversion following board approval in 2022.

Other operating income: In March 2021, we signed an agreement with the Customer amending the LTA contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026 (“LTA Amendment 2”). This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from the 2019 contract year. For the three months ended March 31, 2022, we accrued $3.6 million of overproduction revenue which is linked to the TTF prices and the Euro/USD foreign exchange movements.

Corporate and other segment
This relates to our activities including ship management, administrative and ship operation and maintenance services. We have offices in Bermuda, London and Oslo that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	Three months ended March 31
(in thousands of $)	2023	2022

Total operating revenues	12,347	6,809
Vessel operating expenses	(2,664)	(1,789)
Voyage, charterhire and commission expenses	(19)	(25)
Administrative expenses	(10,017)	(10,138)
Project development (expenses)/income	(18,123)	689
Adjusted EBITDA	(18,476)	(4,454)

Total operating revenues: The increase in total operating revenues of $5.5 million for three months ended March 31, 2023 compared to the same period in 2022 was principally due to:
•$8.8 million of revenue from the development agreement entered into in August 2022 with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra. There was no comparable revenue for the three months ended March 31, 2022 (the “Development Agreement”); and
•partially offset by $3.5 million decrease in vessel management fees charged to our former equity method investments, Golar Partners and Hygo.

Vessel operating expenses: The vessel operating expenses relate to the cost to operate and maintain the FSRU LNG Croatia and the Golar Tundra. The increase in vessel operating costs is primarily due to the commencement of the ship management agreement with CoolCo for the Golar Tundra in November 2022.

Project development (expenses)/income: The increase in project development (expenses)/income of $18.8 million for three months ended March 31, 2023 compared to the same period in 2022 was primarily due professional fees and materials incurred in relation to the Development Agreement with Snam. There were no comparable costs incurred for the same period in 2022.

Shipping segment

	Three months ended March 31
(in thousands of $)	2023	2022

Total operating revenues	5,400	3,235
Vessel operating expenses	(266)	(2,134)
Voyage, charterhire and commission expenses	(67)	(540)
Administrative expenses	(1)	(2)
Adjusted EBITDA	5,066	559
Total operating revenues: The increase in total operating revenues of $2.2 million for three months ended March 31, 2023 compared to the same period in 2022 was primarily due to higher daily charterhire rate and full utilization of the Golar Arctic for three months ended March 31, 2023.

Vessel operating expenses: The decrease in vessel operating expenses of $1.8 million for three months ended March 31, 2023 compared to the same period in 2022 was primarily due to $1.6 million insurance rebate receipt in March 2023.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, contracted FSRU and FLNG conversion projects and FLNG MKII project related commitments. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of March 31, 2023, we had cash and cash equivalents (including short-term deposits) of $1,020.7 million, of which $131.3 million is restricted cash. Included within restricted cash is $61.0 million in respect of the issuance of a letter of credit by a financial institution to the Customer, $39.2 million in respect to the Arctic SPA, $18.6 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP and $11.5 million in respect of the Operation and Maintenance Agreement with LNG Hrvatska d.o.o. Refer to note 13 “Restricted Cash and Short-term Deposits” of our unaudited consolidated financial statements included herein for additional details.

Since March 31, 2023, transactions impacting our cash flows include:

Receipts of:
•$75.0 million of debt drawdown under the Gimi Facility;
•$15.2 million of scheduled receipts in relation to net settlement of our commodity swap arrangements;
•$6.0 million proceeds from First FLNG Holdings’ subscription of equity interest in Gimi MS Corporation (“Gimi MS”); and
•$2.3 million proceeds from the sale of the Gandria, representing a 15 per cent deposit on the total gross proceeds.

Payments of:
•$94.6 million of additions to the asset under development, the Gimi;
•$28.3 million of capital expenditure on the MKII FLNG, comprised of engineering services and long lead items;
•$16.5 million to repurchase $15.9 million of the Unsecured Bonds, inclusive of accrued interest;
•$12.6 million of scheduled loan and interest repayments; and
•$3.5 million relating to drawdowns under the revolving shareholder loan with Avenir.

Borrowing activities

As of March 31, 2023, we were in compliance with all our covenants under our various loan agreements. See note 18 “Debt” in our unaudited consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel mortgages. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters, buy-back additional shares in excess of existing allowances or pay dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis at each balance sheet date.

Cash Flows

	Three months ended March 31
(in thousands of $)	2023	2022
Net cash provided by continuing operations	59,605	55,748
Net cash provided by/(used in) discontinued operations	235	(16,207)
Net cash provided by/(used in) investing activities	87,926	(75,607)
Net cash provided by discontinued investing activities	—	183,858
Net cash used in financing activities	(140,113)	(159,866)
Net cash used in discontinued financing activities	—	(2,691)
Net increase in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale	195	19,529
Net increase in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	7,848	4,764
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	1,012,881	337,923
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	1,020,729	342,687

Continuing and discontinued operations

The increase in net cash provided by continuing operations of $3.9 million for the three months ended March 31, 2023 compared to the same period in 2022 was mainly due to the increase in oil and gas prices were the FLNG Hilli revenues are linked and the improvement in general timing of working capital for three months ended March 31, 2023.

The increase in the net cash provided by discontinued operations of $16.4 million for the three months ended March 31, 2023 compared to the same period in 2022 was due to the completion of the CoolCo Disposal and Tundra Disposal between March and June 2022.

Investing activities

Net cash flows provided by investing activities for the three months ended March 31, 2023 and net cash flows used in investing activities for the three months ended March 31, 2022 were $87.9 million and $75.6 million, respectively and comprised of:

2023
•$56.1 million net proceeds from the sale of 4.5 million CoolCo shares;
•$45.6 million net proceeds from the sale of 1.2 million NFE shares;
•$11.1 million of dividends received from our holdings in NFE;
•$1.3 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS; and
•$26.2 million of additions in relation to the Gimi’s FLNG conversion.

2022
•$79.8 million of additions in relation to the Gimi’s FLNG conversion;
•$2.4 million of dividends received from our holdings in NFE; and
•$1.8 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS.

Net cash provided by discontinued investing activities of $183.9 million for the three months ended March 31, 2022 relates to net proceeds from disposals of our four LNG carriers, the Golar Crystal, the Golar Frost, the Golar Seal and the Golar Bear, to CoolCo. There were no comparable disposals for the three months ended March 31, 2023.

Financing activities

Net cash flows used in financing activities for the three months ended March 31, 2023 and 2022 were $140.1 million and $159.9 million, respectively and comprised of:

2023
•$100.0 million paid to acquire 1,230 common units of Hilli LLC from NFE;
•$33.4 million of scheduled debt repayments which includes $31.6 million of repayments made by our lessor VIE;
•$4.5 million partial redemption of our Unsecured Bonds in March 2023;
•$11.5 million dividend payment to the equity holders of Hilli LLC;
•$10.0 million drawdown from the Gimi debt facility; and
•$0.7 million financing costs paid predominantly in relation to fees on the Gimi debt facility.

2022
•$315.6 million redemption of the outstanding face value of the 2017 Convertible Bonds;
•$131.0 million drawdown from our Corporate RCF in February 2022;
•$75.0 million drawdown from the Gimi debt facility;
•$28.3 million of scheduled debt repayments which includes $24.8 million of repayments made by our continuing lessor VIE;
•$11.3 million dividend payment in relation to Hilli LLC;
•$6.6 million payment to repurchase our own shares under our share repurchase program; and
•$4.1 million financing costs paid predominantly in relation to the Gimi debt facility drawdown and fees on the undrawn corporate bilateral facility the availability of which expired in June 2022.

Net cash used in discontinued financing activities of $2.7 million for the three months ended March 31, 2022 relates to $2.5 million of scheduled debt repayments and financing cost paid predominately in relation to the Golar Tundra facility. There was no comparable expense for the three months ended March 31, 2023.

13

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)		Three months ended March 31
	Notes	2023	2022
Liquefaction services revenue	5	56,221	62,894
Vessel management fees and other revenues	5, 22	12,347	6,809
Time and voyage charter revenues	10	5,400	3,235
Total operating revenues	4	73,968	72,938

Vessel operating expenses	4	(18,573)	(18,104)
Voyage, charterhire and commission expenses	4	(236)	(715)
Administrative expenses	4	(10,068)	(10,182)
Project development expenses	4	(18,395)	(851)
Depreciation and amortization		(12,577)	(13,725)
Total operating expenses		(59,849)	(43,577)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	4, 7	(57,559)	210,690
Other operating income	4	—	3,940
Total other operating (losses)/income		(57,559)	214,630

Operating (losses)/income		(43,440)	243,991

Realized and unrealized mark-to-market (losses)/gain on our investment in listed equity securities	8	(62,308)	344,049
Other non-operating income, net	8	11,128	6,136
Total other non-operating (losses)/income	8	(51,180)	350,185

Interest income	21	11,482	33
Interest expense		(362)	(6,156)
(Losses)/gains on derivative instruments, net	9	(9,376)	31,536
Other financial items, net	9	(911)	614
Net financial income		833	26,027

(Loss)/income before taxes and net income/(losses) from equity method investments		(93,787)	620,203
Income taxes		(252)	(360)
Net income/(losses) from equity method investments	16	1,281	(1,056)
Net (loss)/income from continuing operations		(92,758)	618,787

Net income/(loss) from discontinued operations	11	189	(208,773)

Net (loss)/income		(92,569)	410,014

Net income attributable to non-controlling interests - continuing operations		(9,294)	(56,347)
Net income attributable to non-controlling interests - discontinued operations		—	(8,485)
Total net income attributable to non-controlling interests		(9,294)	(64,832)

Net (loss)/income attributable to stockholders of Golar LNG Limited		(101,863)	345,182

Basic (loss)/earnings per share from continuing operations ($)	6	(0.95)	5.20
Dilutive (loss)/earnings per share from continuing operations ($)	6	(0.95)	5.19
Basic and diluted loss per share from discontinued operations ($)	6	0.00	(2.01)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(in thousands of $)		Three months ended March 31
	Notes	2023	2022

Net (loss)/income		(92,569)	410,014

Other comprehensive (loss)/income:
Gain associated with pensions, net of tax		62	44
Share of equity method investment's comprehensive losses (1)		(173)	—
Net other comprehensive (loss)/income		(111)	44

Comprehensive (loss)/income		(92,680)	410,058

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited		(101,974)	345,226
Non-controlling interests - continuing operations		9,294	56,347
Non-controlling interests - discontinued operations		—	8,485
Comprehensive (loss)/income		(92,680)	410,058
(1) No tax impact for the three months ended March 31, 2023 and 2022.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2023	2022
	Notes	March 31,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		889,410	878,838
Restricted cash and short-term deposits	13	18,609	21,693
Trade accounts receivable		36,354	41,545
Amounts due from related parties	22	—	475
Assets held for sale	11	381	721
Other current assets	14	92,210	315,234
Total current assets		1,036,964	1,258,506

Non-current assets
Restricted cash	13	112,710	112,350
Equity method investments	16	47,463	104,108
Asset under development	15	1,194,137	1,152,032
Vessels and equipment, net		1,124,827	1,137,053
Non-current amounts due from related parties	22	3,510	3,472
Other non-current assets	17	449,628	512,039
Total assets		3,969,239	4,279,560

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	18	(344,087)	(344,778)
Trade accounts payable		(35,999)	(8,983)
Accrued expenses		(37,136)	(32,833)
Liabilities held for sale	11	(271)	(373)
Other current liabilities	19	(62,714)	(27,445)
Total current liabilities		(480,207)	(414,412)

Non-current liabilities
Long-term debt	18	(818,930)	(844,546)
Other non-current liabilities	20	(83,592)	(120,428)
Total liabilities		(1,382,729)	(1,379,386)

EQUITY
Stockholders’ equity		(2,149,219)	(2,500,224)
Non-controlling interests		(437,291)	(399,950)

Total liabilities and equity		(3,969,239)	(4,279,560)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

		Three months ended March 31
(in thousands of $)	Notes	2023	2022
OPERATING ACTIVITIES
Net (loss)/income		(92,569)	410,014
Add: Net (income)/loss from discontinued operations		(189)	208,773
Net (loss)/income from continuing operations		(92,758)	618,787
Adjustments to reconcile net (loss)/income from continuing operations to net cash provided by operating activities:
Depreciation and amortization		12,577	13,725
Amortization of deferred charges and debt guarantees, net		60	278
Net (income)/loss from equity method investments	16	(1,281)	1,056
Compensation cost related to employee stock awards		2,361	755
Net foreign exchange losses/(gains)		1,192	(407)
Change in fair value of investment in listed equity securities	8	62,308	(344,049)
Change in fair value of derivative instruments (interest rate swaps)	9	11,121	(32,600)
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		111,918	(177,527)
Changes in assets and liabilities:
Trade accounts receivable		5,377	(9,155)
Inventories		25	(527)
Other current and non-current assets		(75,292)	(10,030)
Amounts due from related parties		452	76
Trade accounts payable		17,654	1,333
Accrued expenses		3,320	(42)
Other current and non-current liabilities		571	(5,925)
Net cash provided by continuing operations		59,605	55,748

Net income/(loss) from discontinued operations	11	189	(208,773)
Deconsolidation of lessor VIEs		—	(22,200)
Depreciation and amortization		(15)	7,530
Amortization of deferred charges		—	1,704
Loss on disposal and impairment of long-lived assets		—	226,048
Compensation cost related to employee stock awards		3	164
Net foreign exchange (gains)/losses		(2)	320
Changes in assets and liabilities:
Trade accounts receivable		(5)	(2,197)
Inventories		9	(18)
Other current and non-current assets		130	(1,595)
Amounts due from related parties		—	2,389
Trade accounts payable		2	(4,436)
Accrued expenses		(86)	(1,207)
Other current and non-current liabilities		10	(13,936)
Net cash provided by/(used in) discontinued operations		235	(16,207)

		Three months ended March 31
(in thousands of $)	Notes	2023	2022
INVESTING ACTIVITIES
Additions to assets under development		(26,205)	(79,829)
Proceeds from subscription of equity interest in Gimi MS	12	1,354	1,800
Proceeds from sale of listed equity securities	8	45,552	—
Proceeds from sale of equity method investments	16	56,097	—
Dividends received from listed equity securities		11,128	2,422
Net cash provided by/(used in) investing activities		87,926	(75,607)

Net proceeds from disposals of long-lived assets		—	183,858
Net cash provided by discontinued investing activities		—	183,858

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		10,000	206,000
Repayments of short-term and long-term debt		(37,875)	(343,953)
Cash dividends paid		(11,521)	(11,332)
Financing costs paid		(670)	(4,015)
Purchase of treasury shares		—	(6,566)
Reacquisition of common units in Hilli LLC		(100,047)	—
Net cash used in financing activities		(140,113)	(159,866)

Repayments of short-term and long-term debt		—	(2,478)
Financing costs paid		—	(213)
Net cash used in discontinued financing activities		—	(2,691)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		369	80,869
Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the end of period		(174)	(61,340)
Net increase in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale		195	19,529

Net increase in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale		7,848	4,764
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period		1,012,881	337,923
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		1,020,729	342,687
Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2021
Cash and cash equivalents	889,410	878,838	206,818	231,849
Restricted cash and short-term deposits	18,609	21,693	63,818	34,025
Restricted cash (non-current portion)	112,710	112,350	72,051	72,048
	1,020,729	1,012,881	342,687	337,922
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2021	108,223	1,972,859	200,000	(10,834)	(539,598)	1,730,650	447,267	2,177,917
Opening adjustment (3)	—	(39,861)	—	—	38,175	(1,686)	—	(1,686)
Adjusted balance at January 1, 2022 (audited)	108,223	1,932,998	200,000	(10,834)	(501,423)	1,728,964	447,267	2,176,231
Net income	—	—	—	—	345,182	345,182	64,832	410,014
Dividends	—	—	—	—	—	—	(11,332)	(11,332)
Employee stock compensation	—	1,028	—	—	—	1,028	—	1,028
Forfeiture of employee stock compensation	—	(109)	—	—	—	(109)	—	(109)
Restricted stock units	134	(134)	—	—	—	—		—
Repurchase and cancellation of treasury shares	(369)	—	—	—	(6,196)	(6,565)		(6,565)
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	1,800	1,800
Deconsolidation of lessor VIEs	—	—	—	—	—	—	(30,477)	(30,477)
Other comprehensive income	—	—	—	44	—	44	—	44
Balance at March 31, 2022	107,988	1,933,783	200,000	(10,790)	(162,437)	2,068,544	472,090	2,540,634

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2022 (audited)	107,226	1,936,746	200,000	(5,811)	262,063	2,500,224	399,950	2,900,174
Net (loss)/income	—	—	—	—	(101,863)	(101,863)	9,294	(92,569)
Dividends	—	—	—	—	—	—	(11,521)	(11,521)
Employee stock compensation	—	2,239	—	—	—	2,239	—	2,239
Forfeiture of employee stock compensation	—	(21)	—	—	—	(21)	—	(21)
Restricted stock units	198	(198)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	1,354	1,354
Other comprehensive loss	—	—	—	(111)	—	(111)	—	(111)
Reacquisition of common units of Hilli LLC (note 12)	—	(251,249)	—	—	—	(251,249)	38,214	(213,035)
Balance at March 31, 2023	107,424	1,687,517	200,000	(5,922)	160,200	2,149,219	437,291	2,586,510

(1) Contributed Surplus is “capital” that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at March 31, 2023 and 2022, our other comprehensive (loss)/income consisted of a gain of $0.1 million and $0.1 million of pension and post-retirement benefit plan adjustments and $0.2 million and $nil loss for our share of affiliates comprehensive loss from discontinued operations, respectively.

(3) Opening adjustment relates to the adoption of ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815), relating to amendment to simplify an issuer’s accounting for convertible instruments.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and the regasification, storage and offloading of LNG. As of March 31, 2023, our fleet was comprised of two LNG carriers (of which one vessel is contracted for conversion to a Floating Storage Regasification Unit (“FSRU”) subject to receipt of notice to proceed and subsequent sale, the Golar Arctic) and two FLNGs (the Hilli Episeyo (the “FLNG Hilli”) which is operational and the Gimi, which is currently completing conversion and commencing commissioning to a FLNG).

We are listed on the Nasdaq under the ticker: “GLNG”.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2022, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on March 31, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited consolidated financial statements for the three months ended March 31, 2023 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2022, except for those disclosed in note 3 that did not have any material impact on the interim information for the three months ended March 31, 2023.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

In relation to the oil derivative instrument (note 21), fair value is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the FLNG Hilli Liquefaction Tolling Agreement (“LTA”) with Perenco Cameroon S.A. and Société Nationale des Hydrocarbures (together, the ”Customer”). The fair value of the gas derivative is determined using the estimated discounted cash flows of the additional payments due to us as a result of forecasted natural gas prices and forecasted Euro/U.S. Dollar exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized (loss)/gains on oil and gas derivative instruments” in the unaudited consolidated statement of operations (note 7).

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended by ASU 2021-01 Reference Rate Reform (Topic 848): Scope issued in January 2021 and ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 issued in December 2022. This guidance provides temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met, which are available for election until December 31, 2024. Modifications to contracts affected by the reference rate reform are under discussion with counterparties and optional expedients are expected to be used where available.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers. We adopted this with effect from January 1, 2023. The adoption of ASU 2021-08 had no impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of March 31, 2023:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.
		January 1, 2024	No impact currently expected as a result of the adoption of this ASU.

4.    SEGMENT INFORMATION

We operate three distinct reportable segments as follows:
•FLNG – This segment includes our operations of FLNG vessels or projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the FLNG Hilli, and one completing conversion and commencing commissioning into a FLNG, the Gimi (note 15).
•Corporate and other – This segment includes our vessel management, FSRU services for third parties, administrative services to former affiliates and third parties and our corporate overhead costs.
•Shipping – This segment includes our operations of the transportation of LNG carriers.

A reconciliation of net (loss)/income to Adjusted EBITDA for the three months ended March 31, 2023 and 2022 is as follows:

(in thousands of $)	2023	2022
Net (loss)/income	(92,569)	410,014
Income taxes	252	360
(Loss)/income before income taxes	(92,317)	410,374
Depreciation and amortization	12,577	13,725
Unrealized loss/(gain) on oil and gas derivative instruments (note 7)	115,011	(168,059)
Realized and unrealized mark-to-market losses/(gains) on investment in listed equity securities (note 8)	62,308	(344,049)
Other non-operating income, net (note 8)	(11,128)	(6,136)
Interest income	(11,482)	(33)
Interest expense	362	6,156
Losses/(gains) on derivative instruments, net (note 9)	9,376	(31,536)
Other financial items, net (note 9)	911	(614)
Net (income)/losses from equity method investments (note 16)	(1,281)	1,056
Net (income)/loss from discontinued operations (note 11)	(189)	208,773
Adjusted EBITDA	84,148	89,657

	Three months ended March 31, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	56,221	12,347	5,400	73,968
Vessel operating expenses	(15,643)	(2,664)	(266)	(18,573)
Voyage, charterhire and commission expenses	(150)	(19)	(67)	(236)
Administrative expenses	(50)	(10,017)	(1)	(10,068)
Project development expenses	(272)	(18,123)	—	(18,395)
Realized gain on oil and gas derivative instruments (note 7)	57,452	—	—	57,452
Adjusted EBITDA	97,558	(18,476)	5,066	84,148

Net (losses)/income from equity method investments (note 16)	—	(1,033)	2,314	1,281
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	March 31, 2023
(in thousands of $)	FLNG	Corporate and other	Shipping	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	2,751,047	1,165,978	51,833	3,968,858	381	3,969,239
Equity method investments (note 16)	—	47,463	—	47,463	—	47,463

	Three months ended March 31, 2022
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	62,894	6,809	3,235	72,938
Vessel operating expenses	(14,181)	(1,789)	(2,134)	(18,104)
Voyage, charterhire and commission expenses	(150)	(25)	(540)	(715)
Administrative expenses	(42)	(10,138)	(2)	(10,182)
Project development expenses/(income)	(1,540)	689	—	(851)
Realized gain on oil and gas derivative instruments (note 7)	42,631	—	—	42,631
Other operating income	3,940	—	—	3,940
Adjusted EBITDA	93,552	(4,454)	559	89,657

Net losses from equity method investments (note 17)	—	(915)	(141)	(1,056)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	December 31, 2022
(in thousands of $)	FLNG	Corporate and other	Shipping	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	2,815,552	1,410,587	52,700	4,278,839	721	4,279,560
Equity method investments (note 16)	—	48,669	55,439	104,108	—	104,108

5.    REVENUE

The following table represents a disaggregation of revenue earned from contracts with customers during the three months ended March 31, 2023 and 2022:

	Three months ended March 31
(in thousands of $)	2023	2022
Base tolling fee (1)	51,125	51,125
Amortization of deferred commissioning period revenue billing (2)	1,016	1,016
Amortization of Day 1 gains (3)	3,092	9,468
Overproduction/underutilization (4)	—	174
Incremental base tolling fee (5)	1,250	1,250
Other (6)	(262)	(139)
Liquefaction services revenue (9)	56,221	62,894

Management fees revenue (7)	4,917	6,809
Service revenue (8)	7,383	—
Other revenues	47	—
Vessel management fees and other revenues (9)	12,347	6,809
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel and at an increased rate when the oil price is greater than $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (notes 19 and 20) and recognized evenly over the contract term of the LTA.

(3) Day 1 gain results from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 19 and 20). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(4) In March 2021, we signed an agreement with the Customer (“LTA Amendment 2”), to change the contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from the 2019 contract year. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA in July 2026. Pursuant to LTA Amendment 2, we have billed and recognized overproduction revenue in relation to excess production over contracted annual based capacity during contract years 2020 and 2021. LTA Amendment 4 was approved and considered a contract modification pursuant to ASC 606 Revenue from Contracts with Customers during the three months ended March 31, 2023. Pursuant to LTA Amendment 4, we have agreed with our Customer to increase contract year 2023 annual capacity utilization by 0.04 million tons (from 1.4 million tons to 1.44 million tons) resulting from the inclusion of contract year 2022 underutilization into contract year 2023 annual LNG production. To the extent that the increased 2023 contracted capacity of LNG is produced during the year, the 2022 underutilization will be offset against 2023 increased production. However, if the increased 2023 contracted capacity of LNG is not produced during the year, any underutilization will continue to be treated as a reduction against our final invoice to the Customer at the end of the LTA in July 2026 as per LTA Amendment 2.

(5) In 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 million tons of LNG, for the 2022 contract year. In July 2022, the Customer exercised its option pursuant to LTA Amendment 3 for 0.2 million (out of 0.4 million tons) from January 2023 to the end of the LTA in July 2026. The combined effect results in annual contracted base capacity of 1.4 million tons of tons of LNG from January 1, 2022 to the end of the LTA. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments”, in the unaudited consolidated statements of operations (note 7).

(6) “Other” comprised of accrued demurrage costs of $0.1 million and $nil for the three months ended March 31, 2023 and 2022, respectively, which we recognized in the period in which the delay occurred. The unwinding of liquidated damages recognized prior to the commencement of the contract term of $0.1 million and $0.1 million for the three months ended March 31, 2023 and 2022, respectively, were deferred (note 20) and released evenly over the contract term.

(7) Comprised of ship management, administrative and vessel operation and maintenance services. We entered into several agreements to provide ship management and administrative services to external customers and related parties (notes 11 and 22).

(8) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra (the “Development Agreement”), which it acquired from us in May 2022. The Development Agreement includes contractual fixed payments recognized over the period of time that we provide the services to Snam. We assessed this to be a single performance obligation to the customer that is satisfied over time (from the period of entry into the agreement to delivery of the fully commissioned FSRU to our customer), with progress over time measured using an input method of recognition based on our efforts expended over the contract term, reflecting our past experience with comparable projects for our owned vessels, as determined using hours expended by our project team. As of March 31, 2023, we recognized services revenue and an associated contract asset of $7.4 million and $4.9 million, respectively. There was no comparable revenue recognized for the same period in 2022. The remaining unsatisfied services revenue performance obligation of $4.9 million is expected to be recognized within a year.

(9) Liquefaction services revenue is included under our “FLNG” segment while vessel management fees and other revenues were recognized under our “Corporate and Other” segment.

Contract Assets and Liabilities

The following table represents our contract assets and liabilities balances as of March 31, 2023 and December 31, 2022:

(in thousands of $)	March 31, 2023	December 31, 2022
Contract assets (1)	25,454	21,297

Current contract liabilities (1) (2)	(40,225)	(8,398)
Non-current contract liabilities (3)	(17,197)	(54,018)
Total contract liabilities	(57,422)	(62,416)

(in thousands of $)	March 31, 2023	December 31, 2022
Opening contract liability balance	(62,416)	(18,736)
Deferral of revenue	—	(62,223)
Recognition of unearned revenue (1)	5,193	18,543
Closing contract liability balance	(57,223)	(62,416)

(1) As of March 31, 2023 and December 31, 2022, we recognized a contract asset of $4.9 million and current contract liability of $4.2 million, respectively, in relation to the Development Agreement.

(2) Due to a production shortfall of the FLNG Hilli for the 2022 contract year, we recognized a non-current contract liability for this underutilization of $35.8 million (note 20). Following entry into LTA Amendment 4 with our Customer, this contract modification during the three months ended March 31, 2023 resulted in the reclassification of the non-current underutilization liability of $35.8 million that was recognized as of December 31, 2022 to a current underutilization liability as of March 31, 2023 reflecting our expectation that this amount will be recovered from increased 2023 contract year LNG production.

We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of 3.25 years, including the components of transaction price described above.

(3) Included within “Non-current contract liabilities” is the advance payment received in relation to the sale and purchase agreement (the “Arctic SPA”) with SNAM RETE GAS S.p.A (part of Snam) of $7.8 million as of March 31, 2023 (December 31, 2022: $7.8 million) and deferred commissioning revenue in relation to the FLNG Hilli of $9.4 million as of March 31, 2023 (December 31, 2022: $10.4 million) (note 20). The Arctic SPA includes contractual fixed payments for which we expect to recognize revenue, upon receipt of a notice to proceed, over the period of time that we provide the services to Snam.

6.    (LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share (“LPS”)/(“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted (LPS/)/EPS are as follows:

	Three months ended March 31
(in thousands of $)	2023	2022
Net (loss)/income net of non-controlling interests - continuing operations - basic and diluted	(102,052)	562,440
Net income/(loss) net of non-controlling interests - discontinued operations - basic and diluted	189	(217,258)

The components of the denominator for the calculation of basic and diluted (LPS)/EPS are as follows:

	Three months ended March 31
(in thousands of $)	2023	2022
Basic:
Weighted average number of common shares outstanding	107,266	108,244

Dilutive:
Dilutive impact of share options and RSUs (1)	407	182
Weighted average number of common shares outstanding	107,673	108,426

(LPS)/EPS per share are as follows:

	Three months ended March 31
	2023	2022
Basic (LPS)/EPS from continuing operations	$(0.95)	$5.20
Diluted (LPS)/EPS from continuing operations (1)	$(0.95)	$5.19
Basic and diluted LPS from discontinued operations	0.00	$(2.01)
(1) The effects of stock awards have been excluded from the calculation of diluted (LPS)/EPS from continuing operations for the three months ended March 31, 2023 because the effects were anti-dilutive.

7. REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

	Three months ended March 31
	2023	2022
Realized gain on FLNG Hilli’s oil derivative instrument	19,779	17,472
Realized gain on FLNG Hilli’s gas derivative instrument	18,352	26,255
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	19,321	(1,096)
Realized gain on oil and gas derivative instruments, net	57,452	42,631

Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument (note 17)	(73,812)	24,140
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument (note 17)	(40,609)	169,635
Unrealized MTM adjustment on commodity swap derivatives	(590)	(25,716)
Unrealized (loss)/gain on oil and gas derivative instruments	(115,011)	168,059

Realized and unrealized (loss)/gain on oil and gas derivative instruments (note 21)	(57,559)	210,690

The realized (loss)/gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to LTA Amendment 3, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8. OTHER NON-OPERATING INCOME/(LOSSES)

Other non-operating income, net is comprised of the following:

	Three months ended March 31
	2022	2022
Realized and unrealized MTM (losses)/gains on investment in listed equity securities (note 14) (1)	(62,308)	344,049
Dividend income from our investment in listed equity securities	11,128	1,863
UK tax lease liability (2)	—	4,273
Other non-operating (losses)/income	(51,180)	350,185

(1) “Investment in listed equity securities”, included in balance sheet line-item “Other current assets” (note 14), relates to our equity holding in New Fortress Energy Inc (“NFE”) of nil and 5.3 million shares of Class A NFE common shares (“NFE Shares”) as of March 31, 2023 and December 31, 2022, respectively. During the three months ended March 31, 2023 and 2022, we recognized $62.3 million and $344.0 million realized MTM losses and unrealized MTM gains, respectively.

In the three months ended March 31, 2023, we sold 1.2 million of our NFE Shares at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million, inclusive of $37.0 thousand fees. On March 15, 2023 we also disposed of our remaining 4.1 million NFE Shares that were applied as partial consideration for the repurchase of 1,230 common units in Golar Hilli LLC “Hilli LLC” from NFE, which NFE acquired pursuant to the sale of our investment in Golar LNG Partners LP (“Golar Partners”) to NFE in April 2021 ( note 12.2). Following these transactions, we no longer hold any listed equity securities. There was no comparable transaction during the three months ended March 31, 2022.

(2) In April 2022, we settled our liability to the UK tax authority in relation to leasing arrangements of $66.4 million, inclusive of fees and released the remaining UK tax lease liability.

9.     (LOSSES)/GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Losses)/gains on derivative instruments, net is comprised of the following:

(in thousands of $)	Three months ended March 31
	2023	2022
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(11,121)	32,600
Net interest expense on undesignated IRS derivatives	1,745	(1,064)
(Losses)/gains on derivative instruments, net	(9,376)	31,536
Other financial items, net is comprised of the following:

(in thousands of $)	Three months ended March 31
	2023	2022
Foreign exchange (loss)/gain on operations	(1,192)	407
Financing arrangement fees and other related costs	(187)	(264)
Amortization of debt guarantees	581	534
Others	(113)	(63)
Other financials items, net	(911)	614

10.    OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Three months ended March 31
(in thousands of $)	2023	2022
Operating lease income	5,400	2,408
Variable lease income (1)	—	827
Total operating lease income (2)	5,400	3,235
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is presented in the unaudited consolidated statement of operations line item “Time and voyage charter revenues.”

11.    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

The net income/(loss) from discontinued operations for the three months ended March 31, 2023 and 2022 are as follows:

	2023
(in thousands of $)	CoolCo	TundraCo (1)	Total
Net income from discontinued operations	189	—	189

	2022
(in thousands of $)	CoolCo	TundraCo (1)	Total
(Loss)/income from discontinued operations	(201,563)	400	(201,163)
Loss on disposal	(7,610)	—	(7,610)
Net (loss)/income from discontinued operations	(209,173)	400	(208,773)
(1) On May 31, 2022 we completed the sale of our subsidiary Golar LNG NB 13 Corporation, owner of the FSRU Golar Tundra and recognized a gain on disposal of $123.2 million which comprised of (i) cash proceeds received of $352.5 million, (ii) partially offset by the net asset value of Golar LNG NB 13 Corporation of $229.0 million and (iii) related fees incurred in relation to disposal of $0.3 million.

11.1 The CoolCo Disposal

The disposals of Cool Company Ltd (“CoolCo” and the “CoolCo Disposal”) closed in stages from March 3, 2022 to June 30, 2022. As of March 31, 2022, we recognized a loss on disposal of $7.6 million in relation to the four subsidiaries disposed, comprised of (i) carrying values of the assets and liabilities disposed of $249.7 million; (ii) fees incurred in relation to disposals of $4.3 million; and (iii) partially offset by total consideration of $183.9 million cash and $62.5 million worth of CoolCo shares.

In November 2022, CoolCo and us agreed for CoolCo to acquire our vessel operations in Malaysia, subject to the satisfaction of customary closing conditions which is expected to be completed in the first half of 2023. The associated assets and liabilities of our Malaysia vessel operations were classified as held-for-sale and qualified as a discontinued operation on December 31, 2022 and March 31, 2023. As such, we have retrospectively reclassified the results as “Net income/(loss) from discontinued operations.”

Our continuing involvement with the discontinued operations for the three months ended March 31, 2023 and 2022, includes:
•our equity method investment in CoolCo until March 2, 2023 (note 16);
•$0.3 million and nil financial guarantees fees, respectively, with respect to the debt assumed by CoolCo related to the Golar Kelvin and Golar Ice of $202.2 million, in place until the earlier of the repayment of the vessel debt by CoolCo or until release by the lessors;
•$0.9 million and $0.5 million management and administrative services revenue, respectively, for the provision of IT services, routine accounting services, treasury services, finance operation services, and any additional services reasonably required pursuant to the CoolCo Administrative Services Agreement (“CoolCo ASA”);
•nil and $0.6 million net expenses, respectively, relating to the CoolCo’s vessels participation in the Cool Pool arrangement. We exited this pooling arrangement in November 2022;
•$0.3 million and nil ship management fees expense, respectively, for CoolCo’s management of our LNG carrier Golar Arctic and FSRU Golar Tundra for the three months ended March 31, 2023. There was no comparable expense in the same period in 2022; and
•$0.2 million and nil ship management fee expense, respectively, for CoolC’s management of our contractual vessel management obligations for the LNG Croatia pursuant to our Operation and Maintenance Agreement with LNG Hrvastska d.o.o. (the “LNG Hrvatska O&M Agreement”). There was no comparable expense in 2022.

12.     VARIABLE INTEREST ENTITIES (“VIEs”)

12.1 Lessor VIEs

As of March 31, 2023, we leased one (December 31, 2022: one) vessel from a VIE as part of a sale and leaseback agreement.

As discussed in note 11, during the three months ended March 31, 2022, the CoolCo Disposal resulted in the disposal of our subsidiaries, including the disponent owners of three vessels that were subject to these sale and leaseback agreements (Golar Glacier, Golar Crystal and Golar Bear). Consequently, this resulted in the deconsolidation of the lessor VIEs associated with the three vessels.

Our continuing lessor VIE as of March 31, 2023, is with a China State Shipbuilding Corporation entity (“CSSC entity”). The CSSC entity is a wholly-owned, special purpose vehicle. In this transaction, we sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charter with the lessor VIE as of March 31, 2023, is shown below:

(in thousands of $)	2023 (1)	2024	2025	2026	2027	2028
Hilli (2)	85,505	109,405	104,140	99,000	93,859	22,646
(1) For the nine months ending December 31, 2023.

(2) The payment obligations above include variable rental payments due under the lease based on an assumed London Interbank Offered Rate (“LIBOR”) plus margin.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of March 31, 2023 and December 31, 2022, are as follows:

(in thousands of $)	March 31, 2023	December 31, 2022
Assets
Restricted cash and short-term deposits	18,609	21,691

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(321,156)	(337,547)
Long-term debt (1)	(141,437)	(156,563)
	(462,593)	(494,110)
(1) Where applicable, these balances are net of deferred finance charges.
The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the three months ended March 31, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Continuing operations
Statement of operations
Interest expense	1,865	1,319

Statement of cash flows
Net debt repayments	(31,550)	(24,797)

(in thousands of $)	2023	2022
Discontinued operations
Statement of operations
Interest expense	—	3,767

12.2    Golar Hilli LLC

Hilli LLC owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of FLNG Hilli. The ownership interests in Hilli LLC are represented by three classes of units: the Hilli Common Units, the Series A Special Units and the Series B Special Units. In July 2018, we and affiliates of Keppel Shipyard Limited (“Keppel”) and Black & Veatch Corporation (“B&V”) completed the sale of 1,230 Hilli Common Units to our former affiliate, Golar Partners. We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Hilli and, as a result, we concluded that Hilli LLC is a VIE, that we are the primary beneficiary and that we consolidate both Hilli LLC and Hilli Corp. The ownership interests in Hilli LLC held by Keppel, B&V and Golar Partners are considered non-controlling interests. The July 2018 disposal of the non-controlling interests in Hilli LLC represented a decrease in our ownership interest in Hilli LLC while control is retained and this disposal was considered an equity transaction. In April 2021, we sold Golar Partners to NFE, which included its 1,230 Hilli Common Units.

On March 15, 2023, we repurchased the 1,230 Hilli Common Units, held by Golar Partners from NFE in exchange for payment of $100.0 million cash, our 4.1 million NFE Shares with a fair value of $116.9 million and our assumption of distribution rights to these 1,230 Hilli Common Units for the period from January 1 to March 15, 2023 (which NFE waived) with a fair value of $3.9 million (the “Hilli Buyback”).

The Hilli Buyback is a reacquisition of a non-controlling interest in Hilli LLC, a consolidated VIE. We reconsidered whether Hilli LLC is a VIE and concluded that following the Hilli Buyback, we continue to have a variable interest in Hilli LLC, Hilli LLC remains a VIE, we remain the primary beneficiary and continue to consolidated Hilli LLC. The Hilli Buyback represents an increase in our ownership interest in Hilli LLC while control is retained and this reacquisition is considered an equity transaction. A loss of $251.2 million for the Hilli Buyback is recorded in equity.
Following the Hilli Buyback and as of March 31, 2023, the ownership structure of Hilli LLC is as follows:

	Percentage ownership interest
	Hilli Common Units	Series A Special Units	Series B Special Units
Golar LNG Limited	94.6%	89.1%	89.1%
Keppel	5.0%	10.0%	10.0%
Black & Veatch Corporation	0.4%	0.9%	0.9%

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC (1) that most significantly impact our unaudited consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2023	December 31, 2022
Balance sheet
Current assets	89,067	105,738
Non-current assets	1,354,947	1,481,722
Current liabilities	(398,164)	(381,131)
Non-current liabilities	(185,195)	(240,146)
(1) As Hilli LLC is the primary beneficiary of the lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the three months ended March 31, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Statement of operations
Liquefaction services revenue	56,221	62,894
Realized and unrealized gain on oil and gas derivative instruments	(57,559)	210,690

Statement of changes in equity
Additional paid-in capital	(255,153)	—
Non-controlling interest	38,214	—

Statement of cash flows
Net debt repayments	(31,550)	(24,797)
Cash dividends paid	(11,521)	(11,332)

12.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2023	December 31, 2022
Balance sheet
Current assets	6,051	12,460
Non-current assets	1,232,496	1,195,725
Current liabilities	(29,002)	(10,666)
Non-current liabilities	(527,588)	(516,298)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of cash flows for the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31
(in thousands of $)	2023	2022
Statement of cash flows
Additions to asset under development	26,205	79,829
Capitalized financing costs	(675)	(1,173)
Net debt receipts	10,000	75,000
Proceeds from subscription of equity interest	1,354	1,800

13.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	March 31, 2023	December 31, 2022
Restricted cash in relation to the FLNG Hilli (1)	60,974	60,952
Restricted cash in relation to the Golar Arctic performance guarantee (2)	39,228	38,822
Restricted cash and short-term deposits held by lessor VIEs (3)	18,609	21,691
Restricted cash in relation to the LNG Croatia (4)	11,504	11,504
Restricted cash relating to office lease	1,004	1,074
Total restricted cash and short-term deposits	131,319	134,043
Less: Amounts included in current restricted cash and short-term deposits	(18,609)	(21,693)
Long-term restricted cash	112,710	112,350

(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the Customer, we recognized an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and a corresponding reduction to the cash collateral requirements. In May 2021, the FLNG Hilli had achieved 3.6 million tons of LNG production, reducing the LC to $100.0 million and the cash collateral to $61.0 million as of March 31, 2023.

(2) In connection with the Arctic SPA, we are required to provide a performance guarantee of €26.9 million and three advance repayment guarantees totaling €163.9 million, which corresponds to the three installment payments from Snam. The performance guarantee and the advance repayment guarantees secure our contractual and performance obligations of the conversion of the Golar Arctic, respectively. As of March 31, 2023, we placed a cash collateral for the performance guarantee and first of three advance repayment guarantee of $30.2 million (€26.9 million) and $9.0 million (€8.1 million), respectively. The performance guarantee and three advance repayments guarantees will remain as restricted cash until the final acceptance date of October 2027 and the provisional acceptance date of December 2025 of the converted Golar Arctic, respectively.

(3) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements as a VIE (note 12).

(4) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of €9.3 million and one in the amount of $1.3 million, both of which will remain restricted throughout the 10-year term until December 2030.

14.    OTHER CURRENT ASSETS

Other current assets consists of the following:

(in thousands of $)	March 31, 2023	December 31, 2022
MTM asset on TTF linked commodity swap derivatives (note 21)	66,572	73,583
Receivable from TTF linked commodity swap derivatives	7,581	4,638
Interest receivable from money market deposits and bank accounts	6,305	3,617
Prepaid expenses	2,575	2,760
Receivable from IRS derivatives	2,064	1,923
Investment in listed equity securities (1)	—	224,788
Other receivables	7,113	3,925
Other current assets	92,210	315,234
(1) “Investment in listed equity securities” as of March 31, 2023 and December 31, 2022 comprised of nil and 5.3 million NFE Shares, respectively. During the three months ended March 31, 2023, we sold 1.2 million NFE Shares (note 8) and used our remaining 4.1 million NFE Shares as partial consideration for the Hilli Buyback (note 12.2).

15.    ASSET UNDER DEVELOPMENT

(in thousands of $)	March 31, 2023	December 31, 2022
Opening asset under development balance	1,152,032	877,838
Additions	26,321	221,184
Interest costs capitalized	15,784	53,010
Closing asset under development balance	1,194,137	1,152,032

Gimi conversion

The aggregate conversion cost including financing costs is approximately $1.6 billion of which $700.0 million is funded by the Gimi facility (note 18). As of March 31, 2023, the estimated timing of the outstanding payments is as follows:

(in thousands of $)
Period ending December 31,
2023 (1)	331,077
2024	140,224
Total	471,301
(1) For the nine months ending December 31, 2023.

Gimi LOA

In February 2019, we entered into a Lease and Operate Agreement (which was subsequently amended and restated in September 2021) with BP Mauritania Investments Limited (“BP”), Gimi MS and our subsidiary Golar MS Operator S.A.R.L. (the “LOA”).
The LOA provides for the construction and conversion of Gimi to a FLNG, transit, mooring and connection to BP’s project infrastructure, commissioning with BP’s upstream facilities including its floating production, storage and offloading vessel, completing specified acceptance tests, followed by the commencement of commercial operations (“COD”). Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the Greater Torture/Ahmeyim ("GTA") Project and offloading of LNG produced for a period of twenty years.

Pursuant to the LOA, we and BP are required to meet various delivery schedules. Delays are expected to result in contractual prepayments between the parties in advance of COD. Given the complexity and interdependencies of the activities required during the project mobilization and commissioning leading to COD, it is difficult for us to reasonably estimate eventual net payments/receipts. Post COD, the contractual dayrate is comprised of capital and operating elements. We expect any net payments/receipts in advance of COD to be insignificant in the context of the cash flows we expect to generate over the term of the LOA.

As of March 31, 2023, the FLNG Gimi is 94% technically complete. The yard departure date for FLNG Gimi has been postponed from the first half of 2023 to Q3 2023 to allow for vessel completion and testing and a greater proportion of commissioning works to be performed in Singapore where requisite skills and resources are more accessible. The updated sail away timing is not expected to impact first feed gas on the GTA Project. As a result of project delays, pre-commissioning contractual cash flows under the LOA have started. A LOA contract interpretation dispute regarding parts of these pre-commissioning contractual cash flows currently exists between BP and Golar, regarding payments due from BP to Golar as a result of the delays previously announced in 2020 related to force majeure claims. The dispute does not impact the wider execution of the 20 year GTA Project.

16.     EQUITY METHOD INVESTMENTS

	Three months ended March 31
(in thousands of $)	2023	2022
Share of net income/(losses) of CoolCo	1,491	(141)
Share of net losses of Avenir	(1,355)	(1,039)
Share of net income of other equity method investments	322	124
Gain on disposal of CoolCo (1)	823	—
Net income/(losses) from equity method investments	1,281	(1,056)

The carrying amounts of our equity method investments as of March 31, 2023 and December 31, 2022 are as follows:

(in thousands of $)	March 31, 2023	December 31, 2022
CoolCo (1)	—	55,439
Avenir	40,262	41,790
Others (2)	7,201	6,879
Equity method investments	47,463	104,108
(1) In March 2023, we sold 4.5 million of our CoolCo shares at NOK 130/$12.60 per share for net consideration of $56.1 million, inclusive of $0.1 million fees. As of March 31, 2023, following the sale of our CoolCo shares, we retain one common share in CoolCo which is required by, covenants relating to the guarantees which we provide to CoolCo. The gain on disposal of $0.8 million is included in the unaudited consolidated statement of operations line-item “Net income/(losses) from equity method investments.”
(2) “Others” refers to our equity method investments in Egyptian Company for Gas Services S.A.E and Aqualung Carbon Capture.

17.     OTHER NON-CURRENT ASSETS

Other non-current assets is comprised of the following:

(in thousands of $)	March 31, 2023	December 31, 2022
Oil derivative instrument (note 21)	142,186	182,795
Gas derivative instrument (note 21)	122,372	196,184
MTM asset on IRS derivatives (note 21)	43,849	54,970
MTM asset on TTF linked commodity swap derivatives (note 21)	46,206	39,785
Operating lease right-of-use-assets (1)	8,659	5,653
Others (2)	86,356	32,652
Other non-current assets	449,628	512,039
(1) Operating lease right-of-use-assets mainly comprise of our office leases.
(2) Included within “Others” as of March 31, 2023 and December 31, 2022 are expenditures on (i) engineering services, long lead items and deposit for a donor vessel of $29.8 million, $40.6 million and $5.0 million; $16.7 million, $10.4 million and nil, respectively, for our MKII FLNG, one of our FLNG design models for prospective conversion of an existing LNG carrier to a FLNG and (ii) engineering and other professional fees of $4.4 million and $2.9 million, respectively, in preparation for the conversion of the Golar Arctic pursuant to the terms of Arctic SPA.

18.    DEBT

As of March 31, 2023 and December 31, 2022, our debt was as follows:

(in thousands of $)	March 31, 2023	December 31, 2022
Gimi facility	(545,000)	(535,000)
Unsecured Bonds	(154,556)	(159,029)
Golar Arctic facility	(20,060)	(21,884)
Subtotal (excluding lessor VIE debt)	(719,616)	(715,913)
CSSC VIE debt _ FLNG Hilli facility (1)	(462,816)	(494,366)
Total debt (gross)	(1,182,432)	(1,210,279)
Less: Deferred financing costs	19,415	20,955
Total debt, net of deferred financing costs	(1,163,017)	(1,189,324)

At March 31, 2023, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(22,931)	(321,156)	(344,087)
Long-term debt	(677,493)	(141,437)	(818,930)
Total	(700,424)	(462,593)	(1,163,017)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (see note 12).

Unsecured Bonds

In March 2023, we repurchased $4.5 million of the Unsecured Bonds at 99.75% of par for a total consideration of $4.6 million, inclusive of accrued interest up to March 22, 2023 of $0.1 million. A loss on extinguishment of $44.4 thousand was recognized and presented in “Other financial items, net” in the unaudited consolidated statement operations. The repurchase did not result in an amendment to the terms of the remaining outstanding Unsecured Bonds.

19.     OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following:

(in thousands of $)	March 31, 2023	December 31, 2022
Underutilization liability (note 5)	(35,806)	—
Day 1 gain deferred revenue - current portion (1) (note 20)	(12,783)	(12,783)
Deferred revenue	(6,500)	(6,080)
Current portion of operating lease liability	(1,258)	(1,328)
Demurrage cost (note 5)	(199)	(1,608)
Contract liability for other revenue (note 5)	—	(4,177)
Other payables	(6,168)	(1,469)
Other current liabilities	(62,714)	(27,445)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of March 31, 2023, the Day 1 gain deferred revenue - current portion relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (December 31, 2022: $10.0 million and $2.8 million).

20.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities is comprised of the following:

(in thousands of $)	March 31, 2023	December 31, 2022
Day 1 gain deferred revenue (1)	(28,628)	(31,720)
Pension obligations	(23,864)	(24,269)
Deferred commissioning period revenue (2)	(9,380)	(10,396)
Golar Arctic’s contract liability (3)	(7,816)	(7,816)
Non-current portion of operating lease liabilities	(6,828)	(3,587)
Underutilization liability (note 5)	—	(35,806)
Other payables (4)	(7,076)	(6,834)
Other non-current liabilities	(83,592)	(120,428)
(1) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of March 31, 2023, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $22.1 million and $6.5 million, respectively (December 31, 2022: $24.5 million and $7.2 million).

(2) The Customer’s billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli. The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 19).

(3) “Golar Arctic’s contract liability” represents the first advance payment received from Snam in relation to the Arctic SPA (note 5 and 13).

(4) Included in “Other payables” as of March 31, 2023 and December 31, 2022 is an asset retirement obligation of $5.8 million and $5.7 million, respectively. The corresponding mooring asset of $4.7 million is recorded within “Vessels and equipment, net” in the unaudited consolidated balance sheets.

21.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023		December 31, 2022
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	889,410	889,410	878,838	878,838
Restricted cash and short-term deposits (3)	Level 1	131,319	131,319	134,043	134,043
Trade accounts receivable (3)	Level 1	36,354	36,354	41,545	41,545
Interest receivable from money-market deposits and bank accounts (3)	Level 1	6,305	6,305	3,617	3,617
Receivable from TTF linked commodity swap derivatives (3)	Level 1	7,581	7,581	4,638	4,638
Receivable from IRS derivatives (3)	Level 1	2,064	2,064	1,923	1,923
Investment in listed equity securities (4)	Level 1	—	—	224,788	224,788
Trade accounts payable (3)	Level 1	(35,999)	(35,999)	(8,983)	(8,983)
Assets held for sale (note 11)	Level 2	381	381	721	721

		March 31, 2023		December 31, 2022
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Liabilities held for sale (note 11)	Level 2	(271)	(271)	(373)	(373)
Current portion of long-term debt and short-term debt (2) (5) (6)	Level 2	(328,560)	(328,560)	(344,960)	(344,960)
Current portion of long-term debt - Unsecured Bonds (5) (7)	Level 1	(15,868)	(15,769)	—	—
Long-term debt (5) (6)	Level 2	(699,316)	(699,316)	(706,290)	(706,290)
Long-term debt - Unsecured Bonds (5) (7)	Level 1	(138,688)	(137,823)	(159,029)	(159,029)

Derivatives:
Oil and gas derivative instruments (8)	Level 2	264,558	264,558	378,979	378,979
Asset on IRS derivatives (9)	Level 2	43,849	43,849	54,970	54,970
Asset on TTF linked commodity swap derivatives (9)	Level 2	112,778	112,778	113,368	113,368

(1) These instruments carrying value is highly liquid and is a reasonable estimate of fair value.

(2) Included within cash and cash equivalents of $889.4 million and $878.8 million are $767.2 million and $634.2 million held in short-term money-market deposits which had earned interest income of $9.0 million and $nil during the three months ended March 31, 2023 and 2022, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) “Investment in listed equity securities” refers to our NFE Shares (note 14). The fair value is based on the NFE closing share price as of the balance sheet date.

(5) Our debt obligations are recorded at amortized cost in the unaudited consolidated balance sheets. The amounts presented in the table are gross of the deferred charges which amounted to $19.4 million and $21.0 million at March 31, 2023 and December 31, 2022, respectively.

(6) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly or six-month basis.

(7) The estimated fair value of our Unsecured Bonds are based on their quoted market prices as of the balance sheet date.

(8) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(9) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

As of March 31, 2023, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	740,000	June 2024 to November 2029	1.69% - 2.37%

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1 million tons of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Pursuant to LTA Amendment 3, 0.2 million tons per year of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

We have entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index, by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties. We have entered into master netting agreements with our counterparties and are subject to nominal credit risk, where relevant, these transactions are settled on a daily margin basis with investment grade institutions.

Instrument	Notional quantity (MMBtu)	Maturity date	Fixed price/MMBtu
Commodity swap derivatives:
Receiving fixed, pay floating	4,032,501	2023 - 2024	$49.50 to $51.20
Receiving floating, pay fixed	4,032,501	2023 - 2024	$20.55 to $22.00

22.    RELATED PARTY TRANSACTIONS

a) Transactions with existing related parties:

Receivables: The balances with Avenir as of March 31, 2023 and December 31, 2022 consisted of the following:

(in thousands of $)	March 31, 2023	December 31, 2022
Avenir	3,510	3,472
Total	3,510	3,472
Balances due from Avenir - Amounts due from Avenir are comprised primarily of unpaid debt guarantee fees, revolving shareholder loan and other related arrangements.
In October 2021, we advanced a one year revolving shareholder loan of $5.3 million to Avenir, of which $1.8 million was drawn as of March 31, 2023. In October 2022, the revolving shareholder loan was extended to three years. The facility bears a fixed interest rate of 5% per annum. The aggregated interest and commitment fee receivable on the undrawn portion of the loan amounted to $23.0 thousand and $38.9 thousand for the three months ended March 31, 2023 and 2022, respectively (note 24).

b) Transactions with former related parties

Following the sale of our CoolCo shares on March 2, 2023, CoolCo ceased to be a related party and subsequent transactions with CoolCo and its subsidiaries are treated as a third party and settled under normal payment terms.

Net revenues: The following table represent the transactions with CoolCo and its subsidiaries for the period from January 1, 2023 to March 2, 2023 and for the three months ended March 31, 2022:

(in thousands of $)	Period ended January 1, 2023 to March 2, 2023	Three months ended March 31, 2022
Management and administrative services revenue (1)	588	540
Ship management fees revenue (2)	—	149
Ship management fees expense (3)	(333)	—
Debt guarantee fees (4)	175	—
Commitment fee (5)	21	23
Total	451	712
(1) Management and administrative services revenue – Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, and Golar Management (Bermuda) Ltd, entered into the transition services agreement with CoolCo (the “CoolCo TSA” which was subsequently replaced with the CoolCo ASA), pursuant to which we provided corporate administrative services to CoolCo. The CoolCo ASA expires on June 30, 2023.
(2) Ship management fee revenue – We provided commercial and technical management to the LNG carriers subsequent to their disposal to CoolCo under the existing management agreements, however the CoolCo TSA revised the annual management fee payable to us per vessel. On June 30, 2022, upon completion of the CoolCo Disposal, the ship management agreements were terminated.

(3) Ship management fee expense – Following completion of the CoolCo Disposal in June 2022, we entered into ship management agreements with CoolCo, for CoolCo to manage our LNG carriers, the Golar Arctic and Golar Tundra, and we pay ship management fees which amounted to $0.2 million for the period from January 1, 2023 to March 2, 2023. We also entered into an agreement to sub-contract our contractual vessel management obligations for the LNG Croatia, which amounted to $0.1 million for the period from January 1, 2023 to March 2, 2023. There was no comparable expense incurred for the same period in three months ended March 31, 2022.
(4) Debt guarantee fees – We agreed to remain as the guarantor of the payment obligations for the sale and lease-back obligations of two of the disposed subsidiaries, which are the disponent owners of the Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances of $202.2 million. The compensation amounted to $0.2 million for the period from January 1, 2023 to March 2, 2023. There was no comparable income recognized for the same period in three months ended March 31, 2022.
(5) Commitment fee – We advanced a two years revolving credit facility of $25.0 million to CoolCo, which remains undrawn. The facility bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to $21.0 thousand and $23.0 thousand for the period from January 1, 2023 to March 2, 2023 and for the three months ended March 31, 2022, respectively.

Receivables: The balances with CoolCo and its subsidiaries as of December 31, 2022 consisted of the following:

(in thousands of $)	December 31, 2022
Balance due from CoolCo and subsidiaries (6)	394
(6) Balances due from CoolCo and its subsidiaries - Amounts due to/from CoolCo and its subsidiaries are comprised primarily of unpaid management services, amounts arising from the results of CoolCo's vessels participating in the Cool Pool, revolving credit facility, commitment fees and other related arrangements. Payables and receivables are generally settled quarterly in arrears. Balances owing to or due from CoolCo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Other transactions:

Net Cool Pool expenses - The four TFDE vessels sold in the CoolCo Disposal during the three months ended March 31, 2022 were previously managed by Golar under the terms of the Cool Pool. The net expenses relating to the CoolCo’s vessels participation in the pool amounted to $0.6 million for the three months ended March 31, 2022. There was no comparable expense for the period from January 1, 2023 to March 2, 2023. This is presented in our unaudited consolidated statement of operations in the line item “Net income/(loss) from discontinued operations”.

Subleases with CoolCo - Following the completion of the CoolCo Disposal, we entered into sublease to share office space with CoolCo which amounted to $63.0 thousand income for the period from January 1, 2023 to March 2, 2023 (note 10). There was no comparable income for the three months ended March 31, 2022.

Share-based payment to CoolCo employees - Following the completion of the CoolCo Disposal, we agreed to honor the restricted stock units granted to the officers and employees in the shipping and FSRU management business that CoolCo acquired. The net expenses relating to these share-based payments amounted to $53.0 thousand for the period from January 1, 2023 to March 2, 2023 and is included in the line item “Net income/(losses) from equity method investments”. There was no comparable expense for the three months ended March 31, 2022.

23.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2023	December 31, 2022
Book value of vessels secured against loans (1)	1,103,322	1,115,500
(1) This excludes the Gimi which is classified as “Assets under development” (see note 15) and secured against its specific debt facility (note 18).

Capital Commitments

•Gandria
We have agreed contract terms for the conversion of the Gandria to a FLNG which is subject to certain payments and lodging of a full notice to proceed. We have also provided a guarantee to cover the sub-contractor’s obligations in connection with the conversion of the vessel. If we do not proceed with the conversion, we may be liable for certain termination payments.

•MKII FLNG
In 2022, our Board of Directors approved up to $328.5 million of capital expenditures for the MKII FLNG. As of March 31, 2023, we entered into agreements for engineering services and long lead items amounting to $224.3 million (note 17).

•Tundra Development Agreement
As of March 31, 2023, we have committed $1.0 million of yard costs and materials in relation to the drydocking, site commissioning and hook-up services of the Golar Tundra (note 5).

•Arctic SPA
As of March 31, 2023, we have committed $3.0 million of engineering and other professional costs in relation to the FSRU conversion of the Golar Arctic (note 5).

24.    SUBSEQUENT EVENTS

•Unsecured Bonds
In April 2023, we repurchased $15.9 million of the Unsecured Bonds at 100.4% of par for a total consideration of $16.5 million, inclusive of accrued interest.

In May 2023, a vote was passed to amend the terms of the Unsecured Bonds, specifically the definition of permitted distributions and the introduction of a $100 million free liquid assets incurrence test. A one-off fee of 3.75% is payable to bondholders in June 2023

•Share buyback program
In May 2023, our board of directors approved a program to repurchase up to $150.0 million of our common shares. Repurchases may be made from time to time at our discretion in the form of open market or privately negotiated transactions or a combination of these methods, in each case as permitted by securities laws and other legal requirements. The actual amount and timing of share repurchases are subject to capital availability, our determination that share repurchases are in the best interest of our shareholders, and market conditions. We are not obligated to make any common share repurchases under the Share Repurchase Program, which may be discontinued at any time.

•Dividends
On May 30, 2023, we declared a dividend of $0.25 per share in respect of the three months ended March 31, 2023 to holders of record on June 12, 2023, which will be paid on or about June 16, 2023.

•Sale of the Gandria
In May 2023, we entered into an agreement to sell Gandria for $15.5 million, subject to the satisfaction of customary closing conditions which is expected to be completed in the second half of 2023. We have received a $2.3 million deposit.

•MKII FLNG
In May 2023, we exercised our option to acquire the donor vessel, Fuji LNG, for conversion to a MKII FLNG. The total purchase price is $77.5 million, of which we paid a reservation fee of $5 million during the three months ended March 31, 2023, a further deposit of $10.5 million is payable within 2023, with the balance due on delivery, which is expected in 2024.

•Revolving shareholder loan with Avenir
In May 2023, the shareholder loan agreement was amended to increase the fixed interest rate from 5% to 7%. Concurrently, Avenir drew down $3.5 million from the October 2021 shareholder loan. The shareholder loan is now fully drawn.

•Cancellation of revolving credit facility with CoolCo
In May 2023, we had received notice of cancellation for the undrawn revolving credit facility with CoolCo.